Exhibit 99.1

Underwriters’ Exercise of Option to Purchase Additional Shares Completes Jumia Technologies AG’s Initial Public Offering

Berlin, April 23, 2019 – Jumia Technologies AG (“Jumia”) announces that the underwriters of the recently closed offering of 27,000,000 newly issued ordinary shares, represented by 13,500,000 American depositary shares (“ADSs”), have exercised in full their option to purchase an additional 4,050,000 ordinary shares, represented by 2,025,000 ADSs, on the same terms as the initial shares. The capital increase in connection with the exercise of this option was registered on April 18, 2019.

As a result of the offering (including exercise of the option to purchase additional shares), the concurrent private placement to Mastercard Europe SA and the issuance of anti-dilution shares to certain existing shareholders, Jumia has issued in the aggregate 56,765,518 new ordinary shares and received net proceeds of $280.2 million. Following these transactions, Jumia has a total of 156,816,494 ordinary shares, corresponding to 78,408,247 ADSs, outstanding.

The following table presents an overview of our shareholders following the offering (including exercise of the option to purchase additional shares), the concurrent private placement to Mastercard Europe SA and the issuance of anti-dilution shares to certain existing shareholders:

	ADSs		Ordinary shares
	No.	%	No.	%
Existing shareholders (pre-IPO shareholdings)	50,025,488	63.8	100,050,976	63.8
Existing shareholders (anti-dilution shares)	8,975,771	11.4	17,951,542	11.4
New investors	15,525,000	19.8	31,050,000	19.8
Concurrent private placement investor (Mastercard)	3,881,988	5.0	7,763,976	5.0

Total	78,408,247	100.0	156,816,494	100.0

The ADSs representing Jumia’s ordinary shares are listed on the New York Stock Exchange and trade under the symbol “JMIA.”

Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Berenberg Capital Markets, LLC, RBC Capital Markets, LLC, Raymond James & Associates, Inc., Stifel, Nicolaus & Company, Incorporated and William Blair & Company, L.L.C. acted as underwriters for the offering.

The offering was made only by means of a prospectus filed by Jumia. A copy of the prospectus may be obtained from any of the following sources:

•	Morgan Stanley & Co. LLC, Attn.: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; or

•	Citigroup Global Markets Inc., Attn.: Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (800) 831-9146 (toll-free); or

•	Berenberg Capital Markets, LLC, Attn.: Equity Capital Markets, 1251 Avenue of the Americas, 53rd Floor, New York, NY 10020, telephone: (646) 949-9000.

A registration statement on Form F-1 relating to these securities has been filed with, and declared effective by, the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts

Safae Damir

Head of Investor Relations

investor-relations@jumia.com

Abdesslam Benzitouni

Head of PR and Communications

press@jumia.com